Exhibit 99.1

SINOVAC Reports Unaudited First Half of 2025 Financial Results

BEIJING, China, May 8, 2026 /Business Wire/ -- Sinovac Biotech Ltd. (NASDAQ: SVA) (“SINOVAC” or the “Company”), a leading provider of biopharmaceutical products in China, announced today its unaudited financial results for the six months ended June 30, 2025.

First Half of 2025 Financial Summary

●	Sales for the six months ended June 30, 2025 were $130.3 million, compared to $128.7 million in the prior year period.

●	The Company posted $21.7 million of net loss attributable to common shareholders, or a loss of $0.30 per basic and diluted share, in the six months ended June 30, 2025, compared to net income attributable to common shareholders of $93.9 million, or an income of $1.31 per basic and diluted share, in the prior year period.

●	Mr. Weidong Yin, CEO of SINOVAC, commented, “amidst a complex global environment, we have steadfastly executed our globalization strategy. I am pleased to witness the robust growth in emerging markets across Latin America and Southeast Asia, which has effectively offset the slowdown of vaccine demand in the Chinese Mainland market. Beyond commercial expansion, research and development always fuels our growth potential. From the marketing approval of the adsorbed tetanus vaccine to the comprehensive deployment of our mRNA technology platform, our pipeline is focused on high-value and differentiated solutions, constantly building core advantages for our future development. Moving forward, we will continue to focus on core capabilities, deepen our global market presence, and maintain high-quality development to expand our product portfolio.”

Global Strategy Drives Resilience in Performance

In the first half of 2025, despite a challenging macroeconomic environment, the Company delivered solid financial results, demonstrating strong operational resilience. During the reporting period, the Company’s overseas business served as the primary growth engine, effectively offsetting the slowdown in the Chinese Mainland market caused by demographic shifts.

This growth was driven by deepened market penetration and landmark commercial breakthroughs in emerging markets across Latin America and Southeast Asia. The Company was the exclusive winner of the Chilean influenza vaccine global tender for both years 2025 and 2026. Furthermore, in November 2025, it signed two Product Development Partnership (PDP) agreements with the Brazilian Ministry of Health. Under these agreements, the Company will supply approximately 60 million doses of varicella and rabies vaccines to Brazil over the next 10 years.

R&D Portfolio Update: Strengthening Growth Momentum

The Company continues to prioritize research and development as a core strategic driver, achieving steady progress across its pipeline and further optimizing its product portfolio.

In terms of regulatory milestones in China, the adsorbed tetanus vaccine received marketing approval in August 2025. Additionally, the marketing authorization application for the freeze-dried human rabies vaccine has been submitted, with approval expected in 2026.

Regarding clinical development, the bivalent hand, foot and mouth disease (HFMD) vaccine, 13-valent pneumococcal polysaccharide conjugate vaccine, and fully human anti-tetanus monoclonal antibody have all advanced into Phase III clinical studies. The quadrivalent HFMD vaccine has entered the preparatory stage for Phase III clinical trial. The 24-valent pneumococcal polysaccharide conjugate vaccine is currently in Phase II clinical development. Furthermore, the Company’s mRNA technology platform continues to advance, with both the herpes zoster mRNA vaccine and respiratory syncytial virus mRNA vaccine having initiated Phase I clinical trials.

With R&D programs advancing steadily across all stages, the Company’s diversified portfolio is expected to provide a solid foundation for future revenue growth.

Unaudited Financial Results for the First Half of 2025

Sales in the first half of 2025 were $130.3 million compared to $128.7 million in the prior year period. Sales from overseas markets increased by 29.4%, which was offset by the slowdown in domestic market demand in the Chinese Mainland, making overall sales stable.

Gross profit in the first half of 2025 increased to $81.5 million from $69.6 million in the prior year period. Gross profit margin increased from 54.0% in the first half of 2024 to 62.5% in the first half of 2025, primarily due to lower inventory provision recorded in cost of sales.

Selling, general and administrative expenses in the first half of 2025 were $147.2 million, compared to $208.6 million in the prior year period. The decrease was mainly due to a lower headcount and lower expenses related to the long-term employee incentive plan established in 2022 (the “Employee Incentive Plan”). In addition, the Company achieved significant cost savings and productivity enhancements.

Research and development expenses in the first half of 2025 were $126.9 million, a decrease from $142.3 million in the prior year period. The decline was due to lower expenses incurred in relation to the Employee Incentive Plan.

Loss on disposal and impairment of property, plant and equipment and in-process research and development assets acquired in a business combination (“IPR&D”) and loss on impairment of goodwill in the first half of 2025 was $69.9 million, compared to $5.3 million in the prior year period. This was because the Company recorded impairment of $68.1 million of IPR&D and goodwill generated during the acquisition of a subsidiary that produces rabies vaccines. The Company identified the impairment indicators in fierce competition, delayed vaccine market launch, and changes in product positioning in the first half of 2025.

Other income, net in the first half of 2025 was $161.9 million, a decrease from $294.6 million in the prior year period. The change was mainly due to a decrease in investment income earned from investment products issued by financial institutions.

Net loss in the first half of 2025 was $96.6 million, compared to a net income of $59.0 million in the prior year period.

Net loss attributable to common shareholders was $21.7 million, or a loss of $0.30 per basic and diluted share, in the first half of 2025, compared to a net income attributable to common shareholders of $93.9 million, or an income of $1.31 per basic and diluted share, in the prior year period.

In 2018, 11,800,000 common shares (the “2018 PIPE Shares”) were issued pursuant to the Securities Purchase Agreement dated July 2, 2018. The validity of this share issuance has been subject to dispute. Whether these shares may be excluded from the Company’s issued and outstanding common stock is contingent upon the outcome of certain legal proceedings pending in Antigua. Excluding the 2018 PIPE Shares, the basic and diluted weighted average number of the Company’s common shares outstanding would be 60,060,702. On that basis, the basic and diluted net loss per share for the first half of 2025 would be $0.36, compared to basic and diluted net income per share of $1.56 in the prior year period.

Non-GAAP adjusted EBITDA was a $192.6 million loss in the first half of 2025, compared to a $230.1 million loss in the prior year period. Non-GAAP net loss was $53.9 million in the first half of 2025, compared to non-GAAP net income of $33.7 million in the prior year period. Non-GAAP diluted net income per share in the first half of 2025 was $0.06 compared to $1.18 per share in the prior year period. Excluding the 2018 PIPE Shares, non-GAAP diluted net income per share in the first half of 2025 would be $0.07, compared to $1.40 in the prior year period. Reconciliations of non-GAAP measures to the nearest comparable GAAP measures are included at the end of this news release.

As of June 30, 2025, cash and cash equivalents and restricted cash totaled $4.2 billion, compared to $602.2 million as of December 31, 2024. The increase was mainly due to the increased net cash inflow of investing activities which was mainly attributable to the maturity and sales of investment products issued by financial institutions. In the first half of 2025, net cash used in operating activities was $310.6 million, net cash used in financing activities was $169.7 million, and net cash provided by investing activities was $4.0 billion reflecting the net position of short-term investment maturity and sales over purchases.

In the first half of 2025, a dividend of $20.3 million was declared and paid by Sinovac Biotech Co., Ltd. (“Sinovac Beijing”) and Sinovac (Dalian) Vaccine Technology Co., Ltd. (“Sinovac Dalian”) to their respective minority shareholders. A dividend of $54.3 million was declared and paid by such subsidiaries to Sinovac Holding Group Co., Ltd. (“Sinovac Beijing Holding”) in 2025. Additionally, the Company’s board of directors declared a special cash dividend of $55.00 per common share totaling $4.0 billion in April 2025, of which $3.3 billion was paid by the Company to its shareholders in the second half of 2025 and $658 million remains payable, mainly to the holders of the 2018 PIPE Shares, subject to the outcome of litigation.

The Company’s first half of 2025 financial statements are prepared and presented in accordance with U.S. GAAP. However, they have not been audited by the Company’s independent registered accounting firm.

Non-Reliance on Previously Issued Financial Statements

The management concluded that the Company’s previously issued unaudited consolidated balance sheets as of June 30, 2024, consolidated statements of operations and comprehensive income (loss) for the six months ended June 30, 2024, consolidated statements of cash flows for the six months ended June 30, 2024 , and non-GAAP adjusted EBITDA for the six months ended June 30, 2024 (the “Non-Reliance Periods”) included in the Company’s Report on Form 6- K filed on August 16, 2024 should be restated and accordingly, should no longer be relied upon. Similarly, any previously furnished or filed reports, related earnings releases, investor presentations or similar communications of the Company describing the Company’s financial results as of and for the Non-Reliance Periods should no longer be relied upon.

During the interim review of the Company’s financial results for the six months ended June 30, 2024, the management concluded there were errors identified in the previously disclosed consolidated financial statements. The nature of the adjustments primarily related to legal and regulatory matters, errors in the application of estimates for expected sales returns regarding revenue recognition and credit losses on accounts receivable, classification errors for certain debt and equity security investments, and the correction of applicable withholding tax rate on dividend income from Chinese Mainland subsidiaries. The impacts of these restatements are as follows:

Restated Unaudited Consolidated Balance Sheet as of June 30, 2024:

(Expressed in thousands of U.S. Dollars)	June 30, 2024
	Previously Reported	Restatement Adjustments	Restated
ASSETS
Current assets
Cash and cash equivalents	$1,072,350	$(116,006)	$956,344
Restricted cash	2,779	—	2,779
Short-term investments	9,502,185	(64,252)	9,437,933
Accounts receivable, net	370,168	(6,296)	363,872
Inventories	153,524	(20,095)	133,429
Prepaid expenses and other current assets	12,724	1,438	14,162
Income tax receivable	10,703	(10,049)	654
Amounts due from related parties	23,847	(23,669)	178
Total current assets	11,148,280	(238,929)	10,909,351

Property, plant and equipment, net	934,614	(15,719)	918,895
Prepaid land use rights, net	62,916	—	62,916
Intangible assets, net	7,844	—	7,844
Long-term investments	681,345	199,026	880,371
Prepayments for acquisition of equipment	4,338	(1,438)	2,900
Deferred tax assets	32,798	3,588	36,386
Right-of-use assets	15,346	—	15,346
Other non-current assets	9,456	9,209	18,665
Amounts due from related parties	—	23,669	23,669
Total non-current assets	1,748,657	218,335	1,966,992
Total assets	$12,896,937	$(20,594)	$12,876,343

LIABILITIES AND EQUITY
Current liabilities
Short-term bank loans and current portion of long-term bank loans	$179,349	$—	$179,349
Accounts payable and accrued liabilities	641,579	47,565	689,144
Income tax payable	28,720	158,330	187,050
Deferred revenue	6,173	—	6,173
Deferred government grants	805	—	805
Dividend payable	119,374	(32,064)	87,310
Lease liability	2,451	—	2,451
Total current liabilities	978,451	173,831	1,152,282

Deferred government grants	5,984	—	5,984
Long-term bank loans	130,320	—	130,320
Deferred tax liability	262,174	124,861	387,035
Lease liability	12,388	—	12,388
Other non-current liabilities	429	(391)	38
Deferred revenue	195	—	195
Total long-term liabilities	411,490	124,470	535,960
Total liabilities	1,389,941	298,301	1,688,242
EQUITY
Preferred stock	15	(15)	—
Common stock	100	(28)	72
Additional paid-in capital	541,258	8,910	550,168
Accumulated other comprehensive loss	(539,415)	(142,039)	(681,454)
Statutory surplus reserves	1,539,584	—	1,539,584
Retained earnings	7,107,644	(224,455)	6,883,189
Total Sinovac shareholders’ equity	8,649,186	(357,627)	8,291,559

Non-controlling interests	2,857,810	38,732	2,896,542
Total equity	11,506,996	(318,895)	11,188,101
Total liabilities and equity	$12,896,937	$(20,594)	$12,876,343

Restated Unaudited Consolidated Statement of Operations and Comprehensive Income (Loss) for the Six Months Ended June 30, 2024:

(Expressed in thousands of U.S. Dollars, except for number of shares and per share data)	Six months ended June 30, 2024
	Previously Reported	Restatement Adjustments	Restated

Sales	$121,339	$7,372	$128,711
Cost of sales	40,836	18,315	59,151
Gross profit	80,503	(10,943)	69,560
Selling, general and administrative expenses	206,347	2,255	208,602
Provision for credit losses	(663)	4,712	4,049
Research and development expenses	144,052	(1,721)	142,331
Loss on disposal and impairment of property, plant and equipment and IPR&D	5,387	(73)	5,314
Government grants recognized in income	(1,044)	—	(1,044)
Total operating expenses	354,079	5,173	359,252
Operating loss	(273,576)	(16,116)	(289,692)
Interest and financing expenses	(2,175)	—	(2,175)
Interest income	44,060	(28,107)	15,953
Share of losses from equity method investments	—	(8,738)	(8,738)
Other income, net	166,481	128,123	294,604
(Loss) income before income taxes	(65,210)	75,162	9,952
Income tax (expense) benefit	(3,432)	52,431	48,999
Net (loss) income	(68,642)	127,593	58,951
Less: loss attributable to non-controlling interests	(60,745)	25,842	(34,903)
Net (loss) income attributable to shareholders of Sinovac	(7,897)	101,751	93,854
Preferred stock dividends	2,975	(2,975)	—
Net (loss) income attributable to common shareholders of Sinovac	$(10,872)	$104,726	$93,854

Earnings (loss) per share
Basic net (loss) income per share	(0.11)	1.42	1.31
Diluted net (loss) income per share	(0.11)	1.42	1.31
Weighted average number of shares of common stock outstanding
Basic	99,638,043	(27,777,341)	71,860,702
Diluted	99,638,043	(27,777,341)	71,860,702

Net (loss) income	(68,642)	127,593	58,951
Other comprehensive income, net of tax of nil
Foreign currency translation adjustments	(194,758)	14,236	(180,522)
Unrealized gain (loss) on available-for-sale investments	69,612	(83,407)	(13,795)
Comprehensive loss	(193,788)	58,422	(135,366)
Less: comprehensive loss attributable to non-controlling interests	(136,531)	25,347	(111,184)
Comprehensive loss attributable to shareholders of Sinovac	(57,257)	33,075	(24,182)

Restated Unaudited Consolidated Statement of Cash Flows for the Six Months Ended June 30, 2024:

(Expressed in thousands of U.S. Dollars)	Six months ended June 30, 2024
	Previously Reported	Restatement Adjustments	Restated

Net cash used in operating activities	$(438,897)	$104,044	$(334,853)
Net cash provided by investing activities	436,828	(76,225)	360,603
Net cash used in financing activities	(171,180)	(141)	(171,321)
Effect of exchange rate changes on cash and cash equivalents and restricted cash	(26,919)	2,491	(24,428)
Decrease in cash and cash equivalents and restricted cash	(200,168)	30,169	(169,999)
Cash and cash equivalents and restricted cash, beginning of period	1,275,297	(146,175)	1,129,122
Cash and cash equivalents and restricted cash, end of period	$1,075,129	$(116,006)	$959,123

Subsequent Events

In 2026, a dividend of $88.0 million was declared by Sinovac Beijing, and Sinovac Dalian, of which $24.4 million was declared to their respective minority shareholders, and $63.6 million was declared by such subsidiaries to Sinovac Beijing Holding.

About SINOVAC

Sinovac Biotech Ltd. (SINOVAC) is a China-based global biopharmaceutical company, with a mission of “supply vaccines to eliminate human diseases”, the Company specializes in the research, development, manufacturing and commercialization of vaccines and related biological products that protect against human infectious diseases.

The Company’s diversified portfolio includes vaccines for influenza, viral hepatitis, varicella, Hand-Foot-Mouth disease (HFMD), poliomyelitis, pneumococcal disease, etc., of which 3 vaccines have been prequalified by WHO, including inactivated hepatitis A vaccine Healive®, Sabin-strain inactivated polio vaccine (sIPV), and varicella vaccine.

SINOVAC has a leading edge in developing vaccines to combat infectious disease outbreaks and was among the first to initiate R&D during major public health emergencies, including SARS, H5N1, H1N1, and COVID-19. The Company developed the world’s first inactivated SARS vaccine (Phase I completed), China’s first H5N1 influenza vaccine (Panflu®), the world’s first H1N1 influenza vaccine (Panflu.1®), and CoronaVac®, the most widely used inactivated COVID-19 vaccine globally.

Beyond its marketed portfolio, the Company is advancing a robust pipeline that includes combination vaccines, recombinant protein vaccines and next-generation platforms such as mRNA technologies and antibodies.

With a long-standing commitment to innovation and global health, SINOVAC is expanding its global footprint by strengthening partnerships with research institutions, international organizations, and local partners. Through broader market presence, technological cooperation, and localized production, the Company aims to accelerate vaccine development and supply, enhance regional access to high-quality products, and better address unmet medical needs while improving preparedness for future pandemics.

For more information, please visit the Company’s website at www.sinovac.com.

Safe Harbor Statement

This press release may include certain statements that are not descriptions of historical facts, but are forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Forward-looking statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those contained in any such statements. In particular, the outcome of any litigation is uncertain, and the Company cannot predict the potential results of the litigation it filed or filed against it by others. Additionally, the triggering of a shareholder rights plan is nearly unprecedented, and the Company cannot predict the impact on the Company or its stock price as a result of the trigger of the rights plan.

Non-GAAP Financial Measures

To supplement its consolidated financial statements, which are prepared and presented in accordance with GAAP, SINOVAC uses the following non-GAAP financial measures: non-GAAP adjusted EBITDA, non-GAAP net income (loss) and non-GAAP diluted net income (loss) per share. For more information on these non-GAAP financial measures, please refer to the table captioned “Reconciliations of non-GAAP Measures to the Nearest Comparable GAAP Measures” in this results announcement.

SINOVAC believes that non-GAAP adjusted EBITDA, non-GAAP net income (loss) and non-GAAP diluted net income (loss) per share help identify underlying trends in its business that could otherwise be distorted by the effect of certain income or expenses that SINOVAC includes in net income and diluted net income (loss) per share. SINOVAC believes that non-GAAP adjusted EBITDA, non-GAAP net income (loss) and non-GAAP diluted net income (loss) per share provide useful information about its core operating results, enhance the overall understanding of its past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision-making. Non-GAAP adjusted EBITDA, non-GAAP net income (loss) and non-GAAP diluted net income (loss) per share should not be considered in isolation or construed as an alternative to income from operations, net income (loss), diluted net income (loss) per share, or any other measure of performance or as an indicator of SINOVAC’s operating performance. These non-GAAP financial measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data.

Non-GAAP adjusted EBITDA represents net income (loss) and excludes interest income, net of interest and financing expense, share of (earnings) losses from equity method investments, other (income) expense, net and income tax (benefit) expense, and certain non-cash expenses, consisting of depreciation and amortization expense and loss on impairment of goodwill that SINOVAC does not believe are reflective of the core operating performance during the periods presented.

Non-GAAP net income (loss) represents net income (loss) before foreign exchange gain or loss.

Non-GAAP diluted earnings (loss) per share represents non-GAAP net income (loss) attributable to common shareholders divided by the weighted average number of shares outstanding during the periods on a diluted basis, including accounting for the effect of the assumed conversion of options.

Contact

Sinovac Biotech Ltd.

Helen Yang

Tel: +86-10-8279 9720

Email: ir@sinovac.com

SINOVAC BIOTECH LTD.

Consolidated Balance Sheets

As of June 30, 2025 and December 31, 2024

(Expressed in thousands of U.S. Dollars)

	June 30, 2025	December 31, 2024
	(Unaudited)	(Audited)
ASSETS
Current assets
Cash and cash equivalents	$182,626	$335,273
Restricted cash	3,974,886	266,944
Short-term investments	5,777,750	9,613,328
Accounts receivable, net	306,839	306,567
Inventories	109,137	96,920
Prepaid expenses and other current assets	10,601	10,041
Income tax receivable	4,412	4,011
Amounts due from related parties	10,541	11,431
Total current assets	10,376,792	10,644,515

Property, plant and equipment, net	858,557	880,968
Prepaid land use rights, net	61,566	61,525
Intangible assets, net	74,797	122,579
Long-term investments	498,786	491,349
Prepayments for acquisition of equipment	1,341	1,340
Deferred tax assets	34,559	37,373
Right-of-use assets	14,812	16,024
Other non-current assets	19,782	20,488
Goodwill	11,796	27,508
Amounts due from related parties	34,279	33,612
Total non-current assets	1,610,275	1,692,766
Total assets	$11,987,067	$12,337,281

LIABILITIES AND EQUITY
Current liabilities
Short-term bank loans and current portion of long-term bank loans	$214,962	$211,919
Accounts payable and accrued liabilities	590,132	802,996
Income tax payable	221,911	207,718
Deferred revenue	12,007	12,211
Deferred government grants	1,743	1,728
Dividend payable	3,958,189	212,960
Lease liability	2,464	2,366
Total current liabilities	5,001,408	1,451,898

Deferred government grants	4,361	4,843
Long-term bank loans	233,056	163,840
Deferred tax liability	392,037	410,049
Lease liability	12,702	13,198
Other non-current liabilities	23	23
Total long-term liabilities	642,179	591,953
Total liabilities	5,643,587	2,043,851
EQUITY
Common stock	72	72
Additional paid-in capital	550,168	550,168
Accumulated other comprehensive loss	(620,108)	(707,806)
Statutory surplus reserves	1,581,467	1,581,467
Retained earnings	2,858,502	6,838,357
Total Sinovac shareholders’ equity	4,370,101	8,262,258

Non-controlling interests	1,973,379	2,031,172
Total equity	6,343,480	10,293,430
Total liabilities and equity	$11,987,067	$12,337,281

SINOVAC BIOTECH LTD.

Unaudited Consolidated Statements of Operations and Comprehensive Income (Loss)
For the six months ended June 30, 2025 and 2024

(Expressed in thousands of U.S. Dollars, except for numbers of shares and per share data)

	Six months ended June 30
	2025	2024
		(Restated)
Sales	$130,270	$128,711
Cost of sales	48,808	59,151
Gross profit	81,462	69,560
Selling, general and administrative expenses	147,211	208,602
Provision for credit losses	(809)	4,049
Research and development expenses	126,926	142,331
Loss on disposal and impairment of property, plant and equipment and IPR&D	53,912	5,314
Loss on impairment of goodwill	16,037	—
Government grants recognized in income	(3,544)	(1,044)
Total operating expenses	339,733	359,252
Operating loss	(258,271)	(289,692)
Interest and financing expenses	(4,096)	(2,175)
Interest income	12,939	15,953
Share of losses from equity method investments	(8,240)	(8,738)
Other income, net	161,894	294,604
(Loss) income before income taxes	(95,774)	9,952
Income tax (expense) benefit	(781)	48,999
Net (loss) income	(96,555)	58,951
Less: loss attributable to non-controlling interests	(74,889)	(34,903)
Net (loss) income attributable to common shareholders of Sinovac	$(21,666)	$93,854

Earnings (loss) per share
Basic net (loss) income per share	(0.30)	1.31
Diluted net (loss) income per share	(0.30)	1.31
Weighted average number of shares of common stock outstanding
Basic	71,860,702	71,860,702
Diluted	71,860,702	71,860,702

Net (loss) income	(96,555)	58,951
Other comprehensive income, net of tax of nil
Foreign currency translation adjustments	121,595	(180,522)
Unrealized gain (loss) on available-for-sale investments	3,544	(13,795)
Comprehensive income (loss)	28,584	(135,366)
Less: comprehensive loss attributable to non-controlling interests	(37,448)	(111,184)
Comprehensive income (loss) attributable to shareholders of Sinovac	66,032	(24,182)

SINOVAC BIOTECH LTD.

Unaudited Consolidated Statements of Cash Flows

For the six months ended June 30, 2025 and 2024

(Expressed in thousands of U.S. Dollars)

	Six months ended June 30
	2025	2024
		(Restated)
Operating activities
Net (loss) income	$(96,555)	$58,951
Adjustments to reconcile net (loss) income to net cash used in operating activities:
Deferred income taxes	(14,422)	(62,983)
Inventory provision	17,173	27,389
Provision for credit losses	(809)	4,049
Loss on disposal and impairment of property, plant and equipment and IPR&D	53,912	5,314
Depreciation of property, plant and equipment	47,942	57,923
Amortization of prepaid land use rights	1,117	1,123
Amortization of intangible assets	622	501
Non-cash operating lease expense	1,597	1,784
Loss on impairment of goodwill	16,037	—
Share of losses from equity method investments	8,240	8,738
Accretion of discounts on investments	(3,815)	(5,074)
Investment and interest income	(118,098)	(127,775)
Changes in operating assets and liabilities:
Accounts receivable	7,278	45,366
Inventories	(27,219)	(28,011)
Other non-current assets	(1,769)	(2,273)
Income tax receivable and payable	13,532	(8,020)
Prepaid expenses and other current assets	(87)	(3,316)
Deferred revenue	(292)	(20,407)
Accounts payable and accrued liabilities and other current liabilities	(214,796)	(287,893)
Deferred government grants	(234)	(239)
Net cash used in operating activities	(310,646)	(334,853)

Investing activities
Purchase of investments	(3,420,793)	(1,981,302)
Proceeds from maturity and sales of investments	7,437,179	2,410,940
Proceeds from disposal of property, plant and equipment	—	141
Purchase of property, plant and equipment	(26,534)	(48,059)
Purchase of equity investments payments	(3,017)	(1,606)
Repayments received on loans made to service vendors	—	4,158
Loan to related parties	—	(23,669)
Net cash provided by investing activities	3,986,835	360,603

Financing activities
Proceeds from bank loans	258,512	136,207
Repayments of bank loans	(194,192)	(74,153)
Dividend paid to non-controlling shareholders	(234,012)	(233,375)
Net cash used in financing activities	(169,692)	(171,321)

Effect of exchange rate changes on cash and cash equivalents and restricted cash	48,798	(24,428)
Increase (decrease) in cash and cash equivalents and restricted cash	3,555,295	(169,999)
Cash and cash equivalents and restricted cash, beginning of period	602,217	1,129,122
Cash and cash equivalents and restricted cash, end of period	$4,157,512	$959,123

SINOVAC BIOTECH LTD.

Reconciliations of Non-GAAP measures to the nearest comparable GAAP measures

For the six months ended June 30, 2025 and 2024

(Expressed in thousands of U.S. Dollars, except for numbers of shares and per share data)

	Six months ended June 30
	2025	2024
		(Restated)
Net (loss) income	$(96,555)	$58,951
Adjustments:
Depreciation and amortization expense	49,681	59,547
Loss on impairment of goodwill	16,037	—
Interest income, net of interest and financing expense	(8,843)	(13,778)
Share of losses from equity method investments	8,240	8,738
Other income, net	(161,894)	(294,604)
Income tax expense (benefit)	781	(48,999)
Non-GAAP adjusted EBITDA	(192,553)	(230,145)

Net (loss) income	(96,555)	58,951
Add: Foreign exchange loss (gain)	42,619	(25,267)
Non-GAAP net (loss) income	(53,936)	33,684

Net (loss) income attributable to common shareholders of Sinovac for computing diluted earnings per share	(21,666)	93,854
Add: Non-GAAP adjustments to net loss (income)	25,898	(9,556)
Non-GAAP net income attributable to common shareholders of Sinovac for computing non-GAAP diluted earnings per share	4,232	84,298

Weighted average number of shares on a diluted basis	71,860,702	71,860,702
Diluted net (loss) income per share	(0.30)	1.31
Add: Non-GAAP adjustments to net income (loss) per share	0.36	(0.13)
Non-GAAP diluted net income per share	0.06	1.18